AM
12-10-02

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

'ATES
..ANGE COMMISSION
Washington, D.C. 20549

FACING PAGE

UF 12-6-02

SEC FILE NUMBER
8-51059

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeCast Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Teresa A. Ferruzzo (713) 331-2860
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/12

OATH OR AFFIRMATION

I, Teresa Ferruzzo swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradecast Securities Ltd., as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teresa A. Ferruzzo
Name

Controller
Title

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L. Smith
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADECAST SECURITIES LTD.

Financial Statements as of September 27, 2002 and September 28, 2001 and Supplemental Schedule and Supplemental Report on Internal Control for the Year Ended September 27, 2002 and Independent Auditors' Report

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

TradeCast Securities Ltd.
Omaha, Nebraska

We have audited the following financial statements of TradeCast Securities Ltd. (the "Partnership") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002 and September 28, 2001, and for the year ended September 27, 2002 and the period January 1, 2001 to September 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Partnership's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TradeCast Securities Ltd. at September 27, 2002 and September 28, 2001, and the results of its operations and its cash flows for the year ended September 27, 2002 and the period January 1, 2001 to September 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of TradeCast Securities Ltd. as of September 27, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

October 24, 2002
Omaha, Nebraska

TRADECAST SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

ASSETS	2002	2001
Cash and Cash Equivalents	$ 1,923,920	$ 3,957,417
Receivables, net of allowance of $171,075 in 2002 and $88,701 in 2001	688,520	1,189,348
Property and Equipment, net of accumulated depreciation of $582,317 in 2001	-	1,575,135
Goodwill, net of accumulated amortization of $644,311 in 2001	-	12,241,919
Due from Affiliate	10,819	361,575
Other Assets	108,028	152,954
Total Assets	$ 2,731,287	$ 19,478,348

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts Payable and Accrued Liabilities	$ 645,666	$ 838,900
Payable to Affiliate	386,637	2,487,336
Total Liabilities	1,032,303	3,326,236
Partners' Capital	1,698,984	16,152,112
Total Liabilities and Partners' Capital	$ 2,731,287	$ 19,478,348

See notes to financial statements.

TRADECAST SECURITIES LTD.

STATEMENTS OF OPERATIONS
YEAR ENDED SEPTEMBER 27, 2002 AND FOR THE PERIOD JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	2002	2001
Operating Revenues:		
Order entry	$ 3,157,442	$ 7,072,000
Commissions	4,641,472	3,088,528
Affiliate administrative allocations	415,296	-
Software license charges to affiliated company	81,982	-
Other	25,910	95,044
Total Operating Revenues	8,322,102	10,255,572
Operating Expenses:		
Employee compensation and benefits	1,589,096	2,846,458
Clearance charges	1,299,618	834,824
Clearance charges from affiliated company	616,323	149,301
Software license charges from affiliated company	130,469	2,623,263
Communications	2,726,902	2,636,477
Occupancy and equipment costs	472,735	815,354
Advertising and promotion	35,153	365,316
Professional services	176,289	403,262
Provision for bad debts	268,431	94,667
Regulatory fees and expenses	34,735	58,819
Amortization of goodwill	-	644,311
Postage and delivery	12,991	64,651
Travel and Entertainment	30,937	166,463
Affiliate administrative allocations	857,328	-
Impairment of long-lived assets	14,387,904	-
Other	45,185	95,964
Total Expenses	22,684,096	11,799,130
Net Loss	$(14,361,994)	$(1,543,558)

See notes to financial statements.

TRADECAST SECURITIES LTD.

STATEMENTS OF PARTNERS' CAPITAL
FOR THE YEAR ENDED SEPTEMBER 27, 2002 AND FOR THE PERIOD JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	General Partner	Limited Partner	Total
Partners' Capital, January 1, 2001	$ 49,962	$ 4,946,310	$ 4,996,272
Net Loss	(15,436)	(1,528,122)	(1,543,558)
Capital Contribution	5,000	495,000	500,000
Acquisition of TradeCast by Ameritrade Holding Corporation	121,994	12,077,404	12,199,398
Partners' Capital, September 28, 2001	161,520	15,990,592	16,152,112
Net Loss	(143,620)	(14,218,374)	(14,361,994)
Capital Contributions	19,919	1,971,967	1,991,886
Distribution to Parent	(20,830)	(2,062,190)	(2,083,020)
Partners' Capital, September 27, 2002	$ 16,989	$ 1,681,995	$ 1,698,984

See notes to financial statements.

TRADECAST SECURITIES LTD.

STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 27, 2002 AND FOR THE PERIOD JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	2002	2001
Cash Flows from Operating Activities:		
Net loss	$(14,361,994)	$ (1,543,558)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Impairment of long-lived assets	14,387,904	-
Depreciation	105,791	388,438
Provision for bad debts	268,431	94,667
Amortization of goodwill	-	644,311
Changes in assets and liabilities:		
Receivables	232,397	(691,866)
Other assets	44,926	70,836
Accounts payable and accrued liabilities	(193,234)	348,281
Due to affiliates	(2,390,769)	1,974,302
Net cash flows from operating activities	(1,906,548)	1,285,411
Cash Flows From Investing Activities:		
Payment of costs related to Ameritrade acquisition	(124,100)	-
Purchases of property and equipment	(2,849)	(101,958)
Payments received on notes receivable	-	6,634
Net cash flows from investing activities	(126,949)	(95,324)
Cash Flows From Financing Activities:		
Cash contributions from partners	-	500,000
Net Increase (Decrease) in Cash and Cash Equivalents	(2,033,497)	1,690,087
Cash and Cash Equivalents at Beginning of Year	3,957,417	2,267,330
Cash and Cash Equivalents at End of Year	$ 1,923,920	$ 3,957,417
Noncash Financing Activities:		
Acquired goodwill as result of Ameritrade acquisition	$ -	$ 12,886,230
Earn-out shares issued as a result of the Ameritrade acquisition	899,033	-
Contribution from Ameritrade as a result of fixed asset transfer	1,092,853	-
Distribution to Ameritrade as a result of fixed asset transfer	(1,442,194)	-
Distribution to Ameritrade from forgiveness of intercompany debt	(640,826)	-

See notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TradeCast Securities Ltd. (the "Partnership") is an indirect wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade") and is an introducing broker-dealer that provides discount securities brokerage and related financial services. In addition, the Partnership licenses software to third party brokerage firms which allows the firms direct access to stock exchanges.

TradeCast Management Corp. is the general partner with a 1% interest in the Partnership. TradeCast Investments Ltd. is the limited partner with a 99% interest in the Partnership. During 2001, the Partnership's fiscal year-end changed from December 31 to the last Friday in September to coincide with Ameritrade's year-end.

The financial statements include material related party activity consisting of certain revenue and expense amounts that represent allocations made to and from affiliated companies.

The Partnership clears trades through an affiliated brokerage firm, Ameritrade, Inc. (formerly Advanced Clearing, Inc). Therefore, the Partnership is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as it is exempt under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 27, 2002 and September 28, 2001 or during the periods then ended.

The Partnership considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Partnership records commission income on a trade-date basis.

Order entry revenue is recognized for each order placed by third-party broker-dealers through the order entry software system.

The Partnership considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

The Partnership reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

The Partnership adopted (SFAS) No. 142 "Goodwill and Other Intangible Assets" on September 29, 2001. The adoption of SFAS No. 142 eliminated goodwill amortization of approximately $1,288,000 from the statement of operations in fiscal 2002. No impairment was recognized as a result of the transitional impairment test.

Advertising costs are expensed as incurred.

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years.

The Partnership has elected limited partnership status for federal income tax purposes. The net income or loss is reportable for tax purposes by the partners. Accordingly, no federal income taxes are included in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain balances in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 28, 2001:

Software	$ 45,545
Computer equipment	664,701
Furniture and fixtures	904,348
Leasehold improvements	542,858
	2,157,452
Less accumulated depreciation and amortization	(582,317)
	$1,575,135

3. NET CAPITAL

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Partnership had net capital and a net capital requirement of $1,230,394 and $100,000, respectively.

4. EMPLOYEE BENEFIT PLANS

The Partnership participates in a 401(k) and profit-sharing plan established by Ameritrade under which the Partnership's annual contribution and matching contributions are determined at the discretion of Ameritrade's Board of Directors. There was no 401(k) expense or profit-sharing expense for the period of January 1, 2001 to September 28, 2001 or the year ended September 27, 2002.

The Partnership's employees participate in Ameritrade's stock option and incentive plans. The Partnership generally recognizes no compensation expense relating to the plans.

5. COMMITMENTS AND CONTINGENCIES

The Partnership is a party to legal matters arising in the ordinary course of its business. In management's opinion, the Partnership has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Partnership's results of operations or its financial position.

In the normal course of business, the Partnership's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Partnership leases certain computer and office equipment under various operating leases and rents its facilities through an affiliated company. The Partnership's rental expense was $337,185 and $397,548 for the year ended September 27, 2002 and period of January 1, 2001 to September 28, 2001, respectively.

Future minimum lease obligations under noncancelable operating lease agreements that expire at various dates through May 2006 are as follows:

Year Ending September,	
2003	$ 17,984
2004	3,140
2005	1,204
2006	805

6. RELATED PARTY TRANSACTIONS

Ameritrade, Inc., an affiliate, rebates to the Partnership net interest income earned on the Partnership's customer account balances and commissions based on transaction volume.

The amount payable to affiliate primarily represents costs incurred by an affiliate on behalf of the Partnership.

Effective February 1, 2002, the Partnership transferred its net fixed assets of $1,442,194 to Ameritrade. This transfer is reflected as a distribution in the accompanying financial statements. Subsequently, Ameritrade transferred the net fixed assets of $1,092,853 back to the Partnership in the form of a capital contribution. Both transactions were recorded at book value.

In September 2002, as a result of recognizing impairment of long-lived assets, the Partnership made a distribution to its Parent of $640,826 to forgive intercompany debt. This has been reflected as a distribution in the accompanying financial statements.

7. ACQUISITION

On April 2, 2001, Ameritrade completed the acquisition of TradeCast Inc., a Delaware corporation. The acquisition was pursuant to an Agreement and Plan of Merger (the "Merger Agreement") and an Interest Purchase Agreement (the "Interest Purchase Agreement"). As a result of the acquisition, TradeCast Inc. has become a wholly owned subsidiary of Ameritrade, and Ameritrade has acquired all

of the ownership interest in TradeCast Investments, Ltd and TradeCast Management Corp., subsidiaries of TradeCast Inc.

Pursuant to the terms of the Merger Agreement and Interest Purchase Agreement, Ameritrade issued 7,500,000 shares of its Class A Common Stock, including 375,000 shares that are being held in escrow pursuant to the indemnification provisions of the Merger Agreement. In addition, the Company granted 168,365 options to purchase Ameritrade's Class A Common Stock to employees of TradeCast Inc. and its subsidiaries pursuant to the terms of the Merger Agreement. Ameritrade also issued an additional 712,500 shares of its Class A Common Stock in connection with the acquisition, which are being held in escrow and may be released based on future performance, and may issue an additional 37,500 shares of its Class A Common Stock to a TradeCast Inc. employee based on future performance and employment. The transaction was accounted for as a purchase. Of the total $50.1 million goodwill resulting from the entire transaction, approximately $12.9 million was allocated to the Partnership.

In April 2002, 26,838 earn-out shares with a fair value of $899,033 were issued to satisfy Ameritrade's obligations under the earn-out provisions of the Merger Agreement.

8. IMPAIRMENT OF LONG-LIVED ASSETS

On September 9, 2002, Ameritrade announced plans to sell the Partnership, which provides direct access trade execution and software designed for active traders, due to redundancies which resulted from Ameritrade's acquisition of Datek Online Holdings Corporation. An impairment loss of $14,387,904 was recorded during the year ended September 27, 2002 to reflect the amount by which the carrying value of the Partnership, including goodwill, exceeded its estimated fair value. The impairment loss consisted of $12,241,919 of goodwill and $2,145,985 of property and equipment.

TRADECAST SECURITIES LTD.

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 27, 2002

Total Partners' Capital		$ 1,698,984
Deductions for nonallowable assets:		
Receivables, net	$ (313,418)	
Due from affiliate	(10,819)	
Other assets	(108,029)	
		(432,266)
Net capital before haircuts on securities		1,266,718
Haircuts on securities		(36,324)
Net Capital		$ 1,230,394
Total Aggregate Indebtedness		$ 1,032,303
Computations of Basic Net Capital Requirements:		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 100,000
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
Excess Net Capital		$ 1,130,394
Ratio: Aggregate indebtedness to net capital		.8 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Partnership's unaudited Part IIA FOCUS Report filing as of September 27, 2002.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

TradeCast Securities Ltd.
Omaha, Nebraska

In planning and performing our audit of the financial statements of TradeCast Securities Ltd. (the "Partnership") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) for the years ended September 27, 2002 and September 28, 2001, on which we issued our report dated October 24, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at September 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
October 24, 2002